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                            October 17, 2022

       Bin Xue
       Chief Executive Officer and Chairman of the Board of Directors WEBUY GLOBAL LTD
       18 Tampines Industrial Crescent #04-03
       Space@Tampines
       Singapore 528605

                                                        Re: WEBUY GLOBAL LTD
                                                            Draft Registration
Statement of Form F-1
                                                            Submitted September
21, 2022
                                                            CIK No. 0001946703

       Dear Bin Xue:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted September 21, 2022

       Prospectus Summary
       Overview, page 3

   1. Please revise your disclosure here and throughout your prospectus to make clear your relationship with Group
Leaders and Influencers, including whether these individuals are employees of WeBuy or
customers that receive rewards or other compensation for
                                                        engaging in certain
business or customer activities. Please note our comment below regarding disclosing
the difference between Group Leaders and Influencers.
 Bin Xue
FirstName LastNameBin
WEBUY GLOBAL      LTD Xue
Comapany
October 17,NameWEBUY
            2022       GLOBAL LTD
October
Page 2 17, 2022 Page 2
FirstName LastName
2. Please balance your disclosure in the second paragraph about your sales and growth since inception by also disclosing your history of net losses for the relevant periods, as well as the substantial doubt about your ability to continue as a going concern.
Our Business Model, page 4

3. We note your reference to both Group Leaders and Influencers in the diagram of your business model on page 5. Please revise your disclosure in the prospectus summary and throughout your filing to discuss the use of Influencers including, for example, how they differ from Group Leaders, their role and activities within your business model and how they are compensated or otherwise incentivized in their role.
4. In your diagram, you include text regarding "4a Drop Ship: Suppliers / sellers ship products to WEBUY's GLs/users directly (*Launch in Q4)." Please revise your disclosure to discuss the status of this service offering, including whether it was successfully launched in the fourth quarter of your current fiscal year. If these activities have commenced, please describe the role WeBuy plays in suppliers shipping products directly to WeBuy Group Leaders and customers (e.g., technology, logistics or other supply chain services). Additionally, please revise the diagram or disclosure, accordingly, to clarify the meaning of "users," including whether users constitutes your customers or a different category of individuals.
Risk Factors
Risks Related to our Business and Industry, page 11

5. We note that several of your risk factors on pages 20-22 discuss the significance of your websites as integral to your business, including the statement that "[a]ll of your sales of products are made online through our websites and mobile application, and the fulfillment services we provide to customers are coordinated through our website and mobile applications." However, the website you provide on page 9, www.webuysg.com, does not appear to offer functionality for displaying products or customer sales and your disclosure states that "[i]t is is included solely as an inactive textual reference." Please revise your disclosure throughout your prospectus, including the Business section, to reflect the significance of your websites to your business, including disclosing the websites.
         Alternatively, please revise your risk factors to align with your business activities, including the use of websites in conducting your business. We note the list of domain names held by New Retail on page 81.
Risks Relating to this Offering and the Trading Market
Our management has broad discretion to determine how to use the funds..., page
27

6. Please expand your risk factor to explain in greater detail how management's broad discretion to determine how to use the funds raised in the your initial public offering may not improve your results of operations or enhance the market price of your ordinary shares. We note that Item 105(b) of Regulation S-K asks registrants to concisely explain
 Bin Xue
FirstName LastNameBin
WEBUY GLOBAL      LTD Xue
Comapany
October 17,NameWEBUY
            2022       GLOBAL LTD
October
Page 3 17, 2022 Page 3
FirstName LastName
         how each risk affects the registrant or the securities being offered. Dilution, page 36

7. Please include a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons.
         Refer to Item 9.E of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors that Affect Operating Results, page 38

8. A key factor affecting your results and ability to generate revenue is the number and volume of transactions completed by your customers. Please explain how you track these factors and what consideration you gave to disclosing any such statistical data or metrics in the filing. Refer to Item 5 of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue, page 40

9. Please reconcile your statement here that you entered the Indonesia market in 2020 with your statement on page 3 that your "official entry into the Indonesian market" was in
         March 2022. Expand your disclosure, as necessary, to discuss the meaning of an official entry versus your existing operations in Indonesia. We note that 16.4% of revenues were derived from Indonesia for the fiscal year ended December 31, 2021. Going Concern and Capital Resources, page 42

10. Please clearly disclose whether your working capital is sufficient for your present requirements. In doing so, include a more robust discussion of your material cash requirements, capital requirements and operating expense obligations over the next twelve months and in the long-term. Refer to Item 5.B of Form 20-F.
Business
Overview, page 57

11. Please revise your disclosure to explain the meaning of and/or provide an example of
         "marketing collaterals" used by Group Leaders to assist in you customer acquisitions through offline roadshows.
B. Scalable Business Model
Emerging economies market, page 59

12. Please revise your disclosure to make clear the role of Warung in your business model, including whether they serve as Group Leaders, suppliers of "group buy" goods sold to customers, or some other role. We note that you state that Warung may account for up to
 Bin Xue
WEBUY GLOBAL LTD
October 17, 2022
Page 4
         70% of the retail market in Indonesia but also that your "relations with our suppliers from
         China gives us great value proposition to these Warung as prospective partners."
Scalable Business Segments, page 59

13. Please briefly provide context for the diagram provided on page 61 of this section. For example, provide a title or disclosure stating what the diagram illustrates in the context of this portion of your Business section.
C. Strong Client Acquisition and Retention, page 62

14. The two paragraphs under this subheading appear to be focused on your short video review feature of your platform. Please revise this section to discuss how this portion of your business relates to client acquisition and retention. Alternatively, please revise your disclosure to provide these two paragraphs in an appropriate section of your Business discussion.
Leader and Customer Acquisition Cycle, page 62

15. You discuss the benefits to physical stores to build relationships with WeBuy, including signing on as an affiliate of the WeBuy club. We also note in your Use of Proceeds section that you plan to use proceeds from the offering to establish the WeBuy club.
         Please revise your disclosure to make clear the status of this aspect of your business operations.
Our Business Model
A. Groupbuy Model, page 65

16. We note that customers may receive additional shopping perks in the form of e-vouchers and sales commissions. Please revise your disclosure to explain whether these e-vouchers are part of your product offering and available to all of your customers for purchase or are a form of compensation to certain customers for engaging in business activities in connection with your business model. If the latter applies, please discuss the relevant business activities and how customers become eligible to receive e-vouchers.
         Additionally, please expand your disclosure to discuss in greater detail the sales commissions earned by customers, including what business activities customers engage in to receive sales commissions.
17. Please expand your disclosure to discuss in greater detail how Group Leaders are supported with "delivery services," including a description of who is providing delivery
FirstName LastNameBin Xue
       services and your business arrangement(s) (e.g., contracts) with these entities as well as
Comapany   NameWEBUY
       whether             GLOBAL
                GLs are receiving     LTD from these delivery services or using
them to deliver
                                  deliveries
Octoberproducts
         17, 2022toPage
                    customers.
                         4
FirstName LastName
 Bin Xue
FirstName LastNameBin
WEBUY GLOBAL      LTD Xue
Comapany
October 17,NameWEBUY
            2022       GLOBAL LTD
October
Page 5 17, 2022 Page 5
FirstName LastName
C. End-to-End Involvement in the Sale and Purchase Process
Our Customers, page 78

18. Please expand your disclosure to explain in greater detail the meaning of "coins" that can be used by customers to offset future purchase prices. Additionally, discuss how coins are related, if at all, to the "Assets" granted to customers, which similarly allow holders to offset future purchases as described in your Management's Discussion and Analysis on page 78.
Principal Shareholders, page 98

19. We note the use of a footnote (3) below you principal shareholders tables. However, your table reflects a reference to a footnote "1" in relation to your independent director nominees. Please revise to provide an accurate footnote reference.
20. Please indicate whether your major shareholders have different voting rights, or an appropriate negative statement in accordance with Item 7(A)(1)(c) of Form 20-F.
Consolidated Financial Statements
Consolidated Statements of Changes in Stockholders' Equity (Deficit), page F-5

21. Please explain in a footnote the nature and terms of your "Investment in Subsidiary".
          Also, tell us why this transaction resulted in an increase to accumulated deficit and an increase in non-controlling interest.
Consolidated Statements of Cash Flows, page F-6

22.      Please tell us how you determined the cash flows related to increase in investment in
         subsidiary    and    investment in subsidiaries by non-controlling
interest    represent
         investing activities, as opposed to financing activities. Refer to ASC 810-10-45-23 and
         ASC 230-10-45-14(a) and 45-15(a).
Note 2. Summary of Signification Accounting Policies
Revenue Recognition, page F-11

23.      You grant    Assets    to customers as commissions earned, which
entitle the holders to
         offset future purchases. Such "Assets" are recorded in    Advances
from customers    until
         they are used. Please explain your accounting for these "Assets", the guidance you relied on, their nature, whether they are synonymous with points or loyalty rewards programs as contemplated in ASC 606-10-55-41 through 55-49 regarding customer options to acquire additional goods or service or consideration payable to a customer in ASC 606-10-32-25.
          If these    Assets    are akin to one of the aforementioned types,
explain why you refer to
         them as    Assets    and your consideration of the notion of breakage.
Also, explain how
         "Advances from customers" differ from "Deferred revenue". Please also clarify whether the customers receiving commissions are your Group Leaders and/or other individuals and explain any differences in your accounting for each type of recipient. Bin Xue
WEBUY GLOBAL LTD
October 17, 2022
Page 6
24. Please disclose your revenues for each group of similar products and services. Refer to
       ASC 280-10-50-40.
Note 6. Intangible assets, page F-14

25. Please disclose the estimated remaining amortization expenses of your intangible assets for the next five fiscal years in accordance with ASC 350-30-50-2.
General

26. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications.
27. Please tell us whether you anticipate being a controlled company under the Nasdaq listing standards and, if so, whether you intend to utilize related exemptions to the governance rules under the listing standards. In this regard we note your "Voting Rights" disclosure on page 10, the second paragraph of which suggests you may be a controlled company, as it indicates that a currently unidentified shareholder will have the ability to control the outcome of matters submitted to your shareholders for approval, including the election of directors and the approval of change in control transactions. Please update your disclosure, as necessary, throughout the prospectus to reflect controlled company status and the use of goverance exemptions.
       You may contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameBin Xue
                                                             Division of
Corporation Finance
Comapany NameWEBUY GLOBAL LTD
                                                             Office of Trade &
Services
October 17, 2022 Page 6
cc:       Mengyi Jason Ye
FirstName LastName